FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 1, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
March 23, 2005

Initial Metallurgical Testing Indicates Excellent Recoveries at Essakan

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the results from initial metallurgical testing done on two samples from the Essakan Main Zone (“EMZ”) by SGS Lakefield in South Africa. The objective of the study was to investigate how near surface oxide material and deeper sulphide material (below 75m depth) would react to standard gravity recovery and cyanide leaching. The results are extremely encouraging as average gold recoveries exceeded 95 per cent for both the oxide and sulphide material with more than 50 per cent of the gold reporting to the gravity circuit and the remaining gold leaching well within a 24 hour period. There was no evidence of any characteristics that could negatively impact gold recovery times and costs.

	Head grade g/t	Back Calculated Grade g/t	Gravity Recovery (%)[1] primary concentrate portion	Leach Recovery (%)[1,2] mids/tailings portion	Total Recovery (%)[1,2] gravity plus leaching
Oxide	1.36	2.08	51.62	97.95	99.01
Sulphide	2.97	4.40	83.28	72.75	95.44

1.	Because of the coarse nature of the gold in the Essakan deposit, recoveries are based on the back calculated grade
2.	Based on 24 hour cyanide leach

Ron Little, President of Orezone Resources commented that “We are extremely encouraged by the test results which indicate that very good gold recoveries can be achieved using standard milling processes. We are also pleased that the sulphide material is very clean and leaches well as this will allow us to model the deposit to greater depths.” He also added that “While more detailed metallurgical testing will be carried out as part of completing a feasibility study, initial indications are that the EMZ will be a simple deposit to process.”

Gold Fields Limited can earn a 50 per cent interest in the Essakan Property by spending US $8 million over five years, and can increase its interest to 60 per cent by financing and completing a bankable feasibility study. Gold Fields will surpass US $8 million in expenditures by this summer and has made Essakan its top priority with the objective of completing a new resource calculation by June of this year, commencing a full feasibility study by September and making a production decision by June, 2006. Orezone is currently the operator of the joint venture.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging gold producer that owns Essakan, the largest gold deposit in Burkina Faso, as well as a number of other advanced stage projects in West Africa. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner. Orezone is based in Ottawa, Canada.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com Phone (613) 241-3699	Greg Bowes Vice President, Corporate Development gbowes@orezone.com Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Orezone Resources Inc.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
Toll Free 888 673-0663
info@orezone.com    www.orezone.com